Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated October 4, 2019

Registration Statement No. 333-233036

On October 4, 2019, HYLETE, Inc. (the “Company”) posted on the Investment Portal page of its website a video entitled “Roadshow Video – Powerpoint Presentation.” A transcript of the video is set forth below.

Except as set forth below, information on, or accessible through, the Company’s website is not part of or incorporated by reference in this free writing prospectus, nor is it part of or incorporated by reference in the preliminary prospectus or Registration Statement.

You should consider statements in the video as set forth in the transcript below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement and the final prospectus to be subsequently filed with the Securities and Exchange Commission (“SEC”). In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Forward-Looking Statements. This presentation and other written or oral statements made from time to time by representatives of the Company contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our business, business strategy, expansion, growth, products and services we may offer in the future and the timing of their development, sales and marketing strategy and capital outlook, and the consummation of the contemplated financing.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, inability to obtain adequate capital funding or improve our financial performance, the effectiveness of our marketing, our product quality, and our customer experience, our strategic plan and growth initiatives, an economic downturn or uncertainty in the United States, ability to compete successfully against our competitors, ability to protect our intellectual property rights, and those listed under the section entitled “Risk Factors” and elsewhere in the registration statement that we have filed with the Securities and Exchange Commission (“SEC”). If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read the prospectus and the documents that we reference in the prospectus and have filed with the SEC as exhibits to the registration statement, of which the prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this presentation represent the Company’s views as of the date of the presentation. The Company anticipates that subsequent events and developments will cause its views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, it has no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this presentation.

Company Data. This presentation contains information based on internal company data. The Company uses certain of these numbers in managing our business. These numbers and information are based on what the Company believes to be reasonable estimates for the indicated period.

Sources. The information herein is based on data obtained from sources believed to be reliable. Although the Company believes that the sources are reliable, it has not independently verified the statistical data.

Registration Statement Availability. The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, a copy of the preliminary prospectus may be obtained online or by requesting a copy from Maxim Group LLC by calling (212) 895-3745, or by email at syndicate@maximgrp.com, or WestPark Capital, Inc. by calling (310) 203-2919, or by email at jstern@wpcapital.com.

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Ron Wilson:	Hi, I'm Ron Wilson, CEO and co-founder of Hylete. We're a fitness lifestyle brand that's community built, backed, and driven.

Ron Wilson:	Financial snapshot of our revenues per year. 2013, we did approximately $2 million. This most recent year, $11.7 million, which yields a CAGR on revenues of approximately 42%. Gross margins by year, we've held pretty constant. It's really part of what we deliver in terms of a high performance product line with delivering that at a value to our Hylete nation community. So, 2015 through 2018 we've held at just about that 53% gross margin.

Ron Wilson:	So, a little bit about the team. I started the company in 2012. The first company that I started was back in 1995, my business partner and I were in school; the Wharton School of Business at the time, invented the ear warmer that wraps around the back of the head called 180s.

Ron Wilson:	Matt Paulson is the co-founder, he also has another entrepreneurial endeavor that he had started the Xtreme Sponge and then went back to grad school at San Diego State. And that's where he and I met at a previous company that both us worked at. And Adam Colton, who will be starting as our new CFO and also attended the Wharton School of Business.

Ron Wilson:	And then our leadership team, we have Pete Dirksing, VP of product, worked with him several times. He heads up all of our product development, design, everything that we do in-house. Kate Nowlan, she's our VP of Hylete experience, which covers not only our customer experience team, but as well as kind of our HR as well as all of our retail initiatives that will be transpiring post-IPO.

Ron Wilson:	Jamie Wardlow, VP of marketing. So he runs all things from social networking, photo shoots, graphic design, art direction, things of that nature. And then finally Scott Kennerly, who's our VP of technology and operations and we have a vast amount of software as a service that it is all tied together as a digitally native brand, and he's responsible for making that engine run.

Ron Wilson:	And with the IPO, I'm excited that we'll have four new independent board members, Kelly Anderson, Michael Buckley, Suzanne Price, and Tracy Tuens. So we founded Hylete in 2012 as a direct to consumer company based upon one pair of shorts. What I thought was going to be the best cross training short on the market at the time that I had designed. In 2013, our first full year of operation, we did over a million, in fact almost 2 million in revenue selling directly to the consumer, both through our hylete.com site as well as attending events.

Ron Wilson:	Also in 2013, we received a utility patent on the first pair of cross training shorts that founded the company. In 2014, we conducted our first crowdfunding, technically an accredited crowd funding round via CircleUp that utilized the JOBS act that had just been passed in 2012. We ended up doing three rounds on CircleUp between 2014 and 2016.

Ron Wilson:	In 2015, we started our charity tee program to support dog rescue organizations, military, first responders, disaster relief by giving them 50% of the revenues of the tee shirts that we produce and sell on their behalf.

Ron Wilson:	In 2016, we took that successful first cross training short and we started to surrounding it with other lifestyle products for men. They were extremely well received by the Hylete nation. 2017 was a really big year for us. We launched our women's iris scallop short that is currently one of our best-selling products and has really given us that signature product to build out the rest of the women's line as the anchor product, if you will.

Ron Wilson:	We also launched our Daily Circuit app, which delivers free workout programming to the Hylete nation. 2017 also saw the launch of our first footwear, our first cross training shoe that features a three in one insole system for lifting, cross training, and running. In 2018 we also purchased GracedByGrit, a women's performance wear direct to consumer company that was also based here in Solana beach as well as started the GracedByGrit Foundation.

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Ron Wilson:	Also by the end of 2018, we completed our seventh offering utilizing the jobs act and an aggregate we'd raised just under $10 million. In 2019, we began our IPO process by filing our Form S-1. I want to take you back to 2012 and explain what happened in retail and how we started the company really can be displayed using Aristotle's three rhetoric appeals; logos, ethos, and pathos.

Ron Wilson:	In 2012, it was just logical, so the logos of the retail shift was really two-fold. People were not shopping at malls. They wanted to buy direct. That was a well-established way to buy things, myself included. I wasn't going to the mall ever going to a store if I wanted something, I went online and I bought it. As a company, it was super compelling to us because if I go all the way back to that first 180s company that I had founded, we always had a retailer wedge between us and the end user.

Ron Wilson:	And as a company, designing specifically for our community was very compelling to know that we didn't have anybody wedge between us. We obviously cut out the middleman, which allowed us to create value. And about that same time, social networking was getting much more robust with respect to advertising. And it really allowed us to be on the tip of the spear to use social networking and this well-established digital commerce channel to really create a brand in the fitness space.

Ron Wilson:	So in 2015, the next kind of shift began to happen, really focused on the ethos, the ethos being the speaker. So the speaker to the audience presenting this logical argument of why it happened. This became about the companies and the companies that did it better than the other companies that establish themselves by really understanding what the customer was going through and gain that credibility, which further changed the shift in retail to players in the direct space that now became called digitally native vertical brands.

Ron Wilson:	Beginning in about 2018, we kind of saw the third of the rhetoric appeals of Aristotle affecting the market with respect to retail and I've coined these two phrases of PLB and ELB and they're quite simple. Preferential lifestyle brand, you have a preference and it and it definitely fits your lifestyle. They're not emotionally connected to that brand in the same way and someone can always take their place if they offer more services at a better price or do something slightly different, but they're super important obviously to the economy.

Ron Wilson:	They're super important to our lifestyles because they do make a dramatic change and they compete on scale. The other kind of path that I think that can be taken in this new pathos is the emotive lifestyle brand, and that's what we really desire to be. We believe we've accomplished part of it. Our path to ELB involves three strategies; product, apps and content, and physical retail. Our product strategy is designing and making product that literally you can wear head to toe or you can carry for the Hylete nation.

Ron Wilson:	In fact, in our men's line we have everything from obviously footwear to bags, backpacks and denim chinos and it really gives us a different opportunity to really leverage what I think we do best, which is designed and developed products that you wear or carry.

Ron Wilson:	Apps and content, really important to our future. We have a new second version of the Daily Circuit app coming out. It will be a freemium version. We've worked really hard over the last year to develop content for it and also understand how our community engages with it, and how to make them essentially more successful in their fitness lifestyle. So you'll have effectively that same circuit of the day.

Ron Wilson:	There are actually multiple circuits of the day based upon filters that you set up a and also some of our instructors and different types of things that they'll be doing with respect to having a variety of workouts available each day, as well as the workout instruction that's embedded and behind the app with our content videos. Our content videos are essentially taking each functional fitness movement, whether it's something body weight, kettlebell, dumbbell, plyo box, ad mat, things of this nature, and really breaking them down.

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Ron Wilson:	Breaking them down very on a very simple level so that someone can follow along in a very short form version of about a minute of kind of overall kind of almost a reminder type instruction, as well as a deep dive into each of these. Essentially each of these movements that's really designed to speak to our 20,000 plus certified trainers that are part of the Hylete nation and give them the ability to use the app to disseminate these workouts and essentially have a better client-instructor relationship.

Ron Wilson:	So we're thinking about it from the trainer as well as the end user and really connecting those two so that we support more people in their quest for fitness lifestyle, and to live healthier, happier lives. And I think the one thing that you always have to think about in terms of any type of positive behavior is recognition and rewards. So we've spent a lot of time thinking about how to recognize and make sure that people are rewarded for working out and we're really excited about the fact that we can not only just have the reward be something that they can actually track in terms of the journal of their kind of their fitness and the fact that they said they were going to do something and then they committed to it, but we can actually do physical rewards and we can do that via store credit.

Ron Wilson:	So that that monthly fee for having full access or having access to a trainer, we'll also get the user who commits to their fitness regimen product. So it could be footwear, a T shirt. They will actually earn store credits or points to be able to actually redeem free gear as a kind of the other end of the recognition and rewards that we're building into our Daily Circuit app part two.

Ron Wilson:	Our third strategy is experiential retail meets fitness. A pretty simple concept in our case because it's literally taking what we do in the Daily Circuit app, creating that in a real physical environment, so that boutique fitness group, lead instructor, group led classes, leveraging what we have available in the app so you actually are helping someone's lifestyle. They can physically go to a location, they can work out with a trainer, they can work out at home, they can work out on the road, and the app connects at all. And at the same time having equal treatment in that physical location with our boutique retail.

Ron Wilson:	So when you go to shop or buy, you can also take a class or be in the element and walk away with that emotional connection and that experience. Like I said, for us it's very natural and it is the trend in retail that we see happening over the upcoming years. So the Kairos, this is the right, critical, opportune moment for Hylete to go public. We started in 2012. We have over 4,000 investors that have invested in those seven crowd funding rounds. We have essentially acted like a public company as much as possible from day one.

Ron Wilson:	We're excited to have thousands of customers out there that love what we do and we're particularly excited and not only get more people into Hylete nation and change lives by getting this fitness lifestyle more prevalent. Give them the tools, everything from the clothes they wear to the workout programming, access to training or instruction, and tying that all together.

Ron Wilson:	We think we have a real opportunity to take advantage of this retail shift. We think we're well-positioned to do that. We're excited for the public markets to get more awareness, obviously more capital. We've raised a lot of money over seven years, but to build a digitally native brand and now for us to become an ELB, an emotive lifestyle brand, it's this IPO and this Kairos that we have that really we're excited about.

Ron Wilson:	We appreciate you taking the time to listen to this presentation and we hope that you check out the Hylete nation. Check out what we have the offer, and if you choose to do so, become an investor, as well.

Ron Wilson:	(silence)

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